UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 1-10828

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

21ST CENTURY INSURANCE COMPANY SAVINGS AND SECURITY PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

6301 OWENSMOUTH AVENUE
WOODLAND HILLS, CALIFORNIA 91367

21ST CENTURY INSURANCE COMPANY SAVINGS AND SECURITY PLAN

*
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of
21st Century Insurance Company Savings and Security Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of 21st Century Insurance Company Savings and Security Plan (the “Plan”) at December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Los Angeles, California
June 22, 2007

21ST CENTURY INSURANCE COMPANY SAVINGS AND SECURITY PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	At December 31,
	2006	2005
Assets:
Cash	$94,220	$29,522

Investments, at fair value:
Money market fund	9,917,088	7,143,676
21st Century Insurance Group common stock	4,671,867	4,668,684
Mutual funds	142,549,814	129,333,218
Participant loans	6,894,774	6,220,796
Total investments, at fair value	164,033,543	147,366,374

Receivables:
Unsettled investment transaction	-	69,272
Accrued interest income	402	251
Net assets available for benefits	$164,128,165	$147,465,419

See accompanying Notes to Financial Statements.

21ST CENTURY INSURANCE COMPANY SAVINGS AND SECURITY PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2006

Additions to net assets:
Investment income:
Net appreciation in fair value of investments	$3,322,199
Interest and dividends	12,689,800
Participant loans interest income	503,850
Total investment income	16,515,849

Contributions:
Employer	4,771,151
Participants	10,361,603
Total contributions	15,132,754
Total additions	31,648,603

Deductions from net assets:
Benefits paid and other distributions to participants	14,873,770
Administrative expenses	112,087
Total deductions	14,985,857
Net increase in net assets	16,662,746

Net assets available for benefits:
Beginning of year	147,465,419
End of year	$164,128,165

See accompanying Notes to Financial Statements.

21STCENTURY INSURANCE COMPANY SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS
AT DECEMBER 31, 2006 AND 2005,
AND FOR THE YEAR ENDED DECEMBER 31, 2006

NOTE 1. DESCRIPTION OF PLAN

The following description of the 21st Century Insurance Company Savings and Security Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan Document for a more complete description of the Plan provisions.

General
The Plan is a defined contribution plan covering substantially all employees of 21st Century Insurance Group (“21st's Parent”) and its subsidiaries. Any employee who has attained the age of 20 is eligible to participate in the Plan following the date of hire, rehire, or transfer to eligible status. The Plan is sponsored and administered by 21st Century Insurance Company (the “Company”), a wholly owned subsidiary of the 21st Century Insurance Group. The Plan enables participants to make contributions, which the Company matches in part. Contributions by and on behalf of participants are invested in accordance with the participants’ investment designations in one or more of the available 16 investment fund options. Effective January 1, 2006 participants can no longer purchase shares in 21st Century Insurance Group common stock. However, participants are allowed to retain their current positions in 21st Century Insurance Group common stock held at December 31, 2005.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions
Participants can contribute up to the lesser of $15,000 or 25 percent of earnings on a before-tax basis and up to an additional 5 percent of earnings on an after-tax basis. Participants age 50 and over can contribute an additional $5,000 to a maximum of $20,000. The Company contributes a matching amount equal to $0.75 for every pre-tax dollar contributed by a participant up to the first 6 percent of eligible earnings. Forfeitures are used to offset future Company-matching contributions. At December 31, 2006 and 2005, forfeited nonvested accounts totaled $99,194 and $207,506, respectively. For the year ended 2006, Company contributions were reduced by $625,000 due to forfeited nonvested accounts.

Participants may change their contribution percentages or stop making contributions at any time during the Plan year. Company contributions follow the participant’s fund election.

Vesting
Participants are immediately vested in their own contributions and related investments earnings. Vesting in Company contributions is based on years of service. A participant is 25 percent vested after two years of service, and vests an additional 25 percent for each additional year. A participant is 100 percent vested after five years of credited service.

21ST CENTURY INSURANCE COMPANY SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
AT DECEMBER 31, 2006 AND 2005,
AND FOR THE YEAR ENDED DECEMBER 31, 2006

Participant Accounts
Each participant’s account is credited with his or her contributions, any Company matching contribution and an allocation of Plan net earnings based on participant account balances, and is charged with any withdrawals. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participant Loans
Each participant may obtain loans against their vested account balance. Any loans made to a participant are secured by the participant’s vested interest in their investment fund subaccounts. No loan may exceed the lesser of 50 percent of the participant’s vested account balance or $50,000. Loans made for purposes other than the purchase of a primary residence are charged interest at the prime rate plus 2 percent. Loans made for the purchase of a home are charged interest at the prime rate. Generally, loans are payable within 5 years except that the repayment period for loans made for the purchase of a home may be up to 15 years. Upon termination of employment, including death, any outstanding loan balance becomes due and payable and the participant may elect to repay it or treat it as a partial distribution.

Benefits
Upon termination of service, a participant may generally elect to receive the value of their account in either a lump-sum amount (if eligible) or in installment payments for up to 15 years. Benefits become payable to participants upon termination of employment with 21st's Parent or in the event of elective withdrawal as permitted by the Plan.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The financial statements of the Plan are prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates
The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Investments Valuation and Income Recognition
Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. Common stock is reported at fair value, using quoted market prices. Participant loans are reported at amounts owed by the participants, which approximates fair value.

21ST CENTURY INSURANCE COMPANY SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
AT DECEMBER 31, 2006 AND 2005,
AND FOR THE YEAR ENDED DECEMBER 31, 2006

Purchases and sales of securities are reflected on a trade date basis. The basis for all securities sold is determined by average cost. Dividend income is recorded on the ex-dividend date and interest income is recorded on the accrual basis. The Plan presents in the statement of changes in net assets available for benefits the net appreciation in the fair value of its investments, which consists of the realized gains or losses on the sale of investments during the period and unrealized appreciation or depreciation of investments held at year-end.

Benefit Payments
Benefits are recorded when paid. Net assets available for benefits at December 31, 2006 and 2005, did not include any amounts payable to participants who have withdrawn from the Plan, but have not yet been paid vested benefits.

Recent Accounting Pronouncements
In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“FAS 157”). FAS 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair value measurements would be separately disclosed by level within the fair value hierarchy. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years, with early adoption permitted. The Plan has not yet determined the effect, if any, that the implementation of FAS 157 will have on its financial statements.

In September 2006, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB 108”). SAB 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The SEC staff believes that registrants should quantify errors using both a balance sheet and an income statement approach and evaluate whether either approach results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. SAB 108 is effective for the Plan’s fiscal year ended December 31, 2006. The adoption of SAB 108 did not have a material effect on the Plan’s financial statements.

NOTE 3. INVESTMENTS

The Plan’s investments are invested in 21st Century Insurance Group Common Stock, participant loans and 16 funds administered by Fidelity Investments, which also acts as trustee and recordkeeper for the Plan. Funds in transit to and from any of the investment options and the Company or the participants or other investment options are temporarily invested in short-term investments by the trustee.

21ST CENTURY INSURANCE COMPANY SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
AT DECEMBER 31, 2006 AND 2005,
AND FOR THE YEAR ENDED DECEMBER 31, 2006

The Plan’s investments that represent five percent or more of the Plan’s net assets available for plan benefits at December 31, 2006 and 2005 are as follows:

	2006		2005

Investments at fair value:
Mutual Funds:
Fidelity Magellan Fund	24,473,091		24,921,031
Fidelity Contrafund	21,317,818		19,658,672
Spartan U.S. Equity Index Fund	-	*	7,567,982
Fidelity Freedom 2010 Fund	12,877,163		15,016,616
Fidelity Freedom 2020 Fund	20,174,265		19,667,160
Fidelity Freedom 2030 Fund	16,635,428		15,674,159
Money Market Funds:
Fidelity Retirement Government Fund	9,917,088		-	*

* Balance is less than 5%

21ST CENTURY INSURANCE COMPANY SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
AT DECEMBER 31, 2006 AND 2005,
AND FOR THE YEAR ENDED DECEMBER 31, 2006

During 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in fair value as follows:

Year ended December 31, 2006
Mutual funds	$2,849,369
21st Century Insurance Group Common Stock	472,830
Net appreciation in fair value of investments	$3,322,199

NOTE 4. RISKS AND UNCERTAINTIES

Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

NOTE 5. TAX STATUS OF THE PLAN

The Internal Revenue Service (“IRS”) has issued a determination letter dated November 20, 2002, stating that the Plan qualifies, in form, under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (the “Code”), and the underlying trust is, therefore, exempt from federal income taxes under Section 501(a) of the Code. The Plan is required to operate in accordance with the Code to maintain its tax qualification. The Plan administrator is not aware of any course of actions or series of events that have occurred which might adversely affect the Plan’s qualified status.

Plan Amendments subsequent to the effective date of the IRS determination letter are not covered by the letter. The Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

NOTE 6. PARTY-IN-INTEREST

Certain Plan investments are shares of mutual funds managed by Fidelity Investments. Fidelity Investments is the acting Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions for which a statutory exemption exists. Fees paid to Fidelity for administrative services amounted to $88,736 for the year ended December 31, 2006.

Effective January 1, 2006, participants can no longer purchase shares in 21st Century Insurance Group, but can hold existing positions. Transactions in 21st Century Insurance Group common stock, which was offered to participants as a plan investment option, qualify as party-in-interest transactions. During 2006, the Plan made sales of $469,916 of the Company’s common stock.

Such transactions qualify as party-in-interest and are exempt from the prohibited transaction rules of ERISA and the Code.

21ST CENTURY INSURANCE COMPANY SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
AT DECEMBER 31, 2006 AND 2005,
AND FOR THE YEAR ENDED DECEMBER 31, 2006

NOTE 7. PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions set forth in ERISA. Should the Plan terminate, or should contributions be discontinued, at some future time, the rights of each affected participant to the entire amount credited to his or her account on the date of such termination or discontinuance shall be non-forfeitable and fully vested. Payment of such amounts to each participant or beneficiary, upon the termination of the Plan or upon the complete discontinuance of contributions under the Plan, shall be made by the Plan administrator at such time and in such manner as the Plan administrator shall state, provided, however, that all participants and beneficiaries similarly situated shall be treated in a nondiscriminatory manner.

NOTE 8. SUBSEQUENT EVENT

On May 15, 2007, 21st Century Insurance Group and American International Group, Inc. (“AIG”) announced they have entered into a definitive merger agreement providing for the acquisition by AIG of all of the outstanding shares of common stock of 21st Century Insurance Group not currently owned by AIG. 21st Century Insurance Group will become a wholly owned subsidiary of AIG.

SUPPLEMENTAL SCHEDULE

21ST CENTURY INSURANCE COMPANY SAVINGS AND SECURITY PLAN

EIN: 95-2565072 PLAN: 001

FORM 5500, SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AT DECEMBER 31, 2006

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value
*	Fidelity Magellan Fund	273,381 Mutual Fund Shares	$24,473,091
*	Fidelity Contrafund	326,960 Mutual Fund Shares	21,317,818
*	Fidelity Freedom 2020 Fund	1,299,051 Mutual Fund Shares	20,174,265
*	Fidelity Freedom 2030 Fund	1,037,768 Mutual Fund Shares	16,635,428
*	Fidelity Freedom 2010 Fund	880,791 Mutual Fund Shares	12,877,163
*	Fidelity Retirement Government Money Market Fund	9,917,088 Money Market Fund Shares	9,917,088
*	Spartan U.S. EQ Index Fund	159,940 Mutual Fund Shares	8,025,777
	Boston Company Small Cap Value Fund	294,773 Mutual Fund Shares	7,333,959
*	Fidelity Freedom 2040 Fund	722,320 Mutual Fund Shares	6,847,595
*	Spartan Intl Index Fund	128,590 Mutual Fund Shares	5,675,975
	Templeton Foreign CL A Fund	401,376 Mutual Fund Shares	5,474,769
*	21st Century Insurance Group	264,695 Common Stock Shares	4,671,867
	Davis NY Venture CL A Fund	119,340 Mutual Fund Shares	4,596,964
	Vanguard Ext Mkt Index Inv CL Fund	112,619 Mutual Fund Shares	4,356,105
*	Fidelity US BD Index Fund	250,049 Mutual Fund Shares	2,715,536
*	Fidelity Freedom 2000 Fund	94,939 Mutual Fund Shares	1,182,935
*	Fidelity Freedom Income Fund	74,734 Mutual Fund Shares	862,434
*	Interest-bearing cash	Interest rates between 4.33% and 5.23%	94,220
*	Participant Loans	Interest rates between 4.00% and 11.50%; Maturity dates of 01/2007 to 08/2021	6,894,774
			$164,127,763

* Investment held by a permitted party-in-interest.

See Report of Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

21st Century Insurance Company Savings and Security Plan

Date: June 22, 2007

By:	/s/ Richard A. Andre
Richard A. Andre, Senior Vice President
21st Century Insurance Company (the Plan’s sponsor)
Chairman Benefits Committee